SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number - CIK# 865492

As at November 29, 2002

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary

Date: November 29, 2002

* Print the name and title of the signing officer under his signature.

GREAT BASIN GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002

(Expressed in Canadian dollars unless otherwise stated)

(Unaudited)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	September 30, 2002	December 31, 2001
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$ 14,664,825	$ 1,434,465
Short-term investments	-	5,046,267
Amounts receivable	102,868	42,657
Prepaid expenses (note 6)	2,615,508	995,881

	17,383,201	7,519,270

Reclamation deposits	7,500	7,500
Equipment (note 3)	1,554	3,336
Mineral property interests (note 4)	5,583,350	5,583,350

	$ 22,975,605	$ 13,113,456

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 30,656	$ 25,493

Shareholders' equity
Share capital (note 5)	66,743,838	55,953,415
Deficit	(43,798,889)	(42,865,452)

	22,944,949	13,087,963
Continuing operations (note 1)
Commitments (note 4)
Contingencies (note 4(a) and (d))
Subsequent event (note 4(e))

	$ 22,975,605	$ 13,113,456

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001

Expenses (income or recovery)
Conference and travel	$ 25,224	$ 19,252	$ 42,563	$ 71,939
Corporate tax	(18)	4,543	2,779	22,038
Depreciation	411	864	1,233	2,683
Exploration (statement)	60,707	408,306	489,957	2,629,430
Foreign exchange loss (gain)	(136,619)	(9,154)	(54,422)	711
Interest income	(76,631)	(67,986)	(147,759)	(315,343)
Legal, accounting and audit	73,010	60,311	154,384	271,946
Office and administration	29,233	12,216	136,524	70,799
Salaries and benefits	65,212	30,722	175,087	243,458
Shareholder communications	24,586	28,347	95,040	68,077
Trust and filing	5,427	3,086	38,051	10,883

Loss for the period	$ (70,542)	$ (490,507)	$ (933,437)	$ (3,076,621)

Loss per common share	$ (0.00)	$ (0.01)	$ (0.02)	$ (0.08)

Weighted average number of common shares outstanding	46,763,500	38,182,137	42,792,048	38,182,137

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
			Nine months ended September 30,

			2002	2001

Deficit, beginning of period, as previously stated			$ (42,865,452)	$ (15,952,452)
Change in accounting for exploration costs (note 2(p))			-	(17,848,094)

As restated			(42,865,452)	(33,800,546)
Loss for the period			(933,437)	(3,076,621)

Deficit, end of the period			$ (43,798,889)	$ (36,877,167)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

Cash provided by (used for):

Operating activities
Loss for the period	$ (70,542)	$ (490,507)	$ (933,437)	$ (3,076,621)
Items not involving cash
Depreciation	411	864	1,233	2,683
Depreciation included in exploration expenses	-	274	549	12,229
Changes in non-cash operating working capital
Amounts receivable	4,548	46,953	(60,211)	55,150
Prepaid expenses	(36,459)	48,160	(1,619,627)	(1,246,698)
Accounts payable and accrued liabilities	(198,034)	(352,144)	5,163	(420,507)

	(300,076)	(746,400)	(2,606,330)	(4,673,764)

Investing activities
Proceeds on disposition of short term investments	-	-	5,046,267	9,904,769
Mineral property acquisition costs	-	(75,739)	-	(75,739)

	-	(75,739)	5,046,267	9,829,030

Financing activities
Issuance of common shares for cash, net of issue costs	210,015	-	10,790,423	(31,245)

Increase (decrease) in cash and equivalents	(90,061)	(822,139)	13,230,360	5,124,021
Cash and equivalents, beginning of period	14,754,886	6,813,039	1,434,465	866,879

Cash and equivalents, end of period	$ 14,664,825	$ 5,990,900	$ 14,664,825	$ 5,990,900

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
For nine months ended September 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

1. Continuing operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company's principal mineral property interest is the Ivanhoe Property located in Nevada, United States of America. Subsequent to the quarter end, the Company acquired an option to acquire an ownership interest in the Burnstone Gold Property located in the Republic of South Africa (note 4(e)).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.                   Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)                 Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(d)                 Reclamation deposits and investments

Reclamation deposits are recorded at cost.

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)     Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)      Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h) Foreign currency translation

All of the Company's foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. This policy was adopted in the year ended December 31, 2001 and was applied retroactively. There was no impact from the retroactive application on diluted loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, prepaid expenses, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature.

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation. Actual results could differ from these estimates.

(l) Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 4. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m) Share option plan

The Company has a share option plan, which is described in Note 5(c). No compensation expense is recognized for this plan when share options are granted. Any consideration paid on exercise of share options is credited to share capital.

(n) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

(p) Change in accounting policy

During fiscal 2001, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2000 and prior periods, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition expenditures continue to be capitalized.

3.       Equipment
			Net Book Value

	Cost	Accumulated Depreciation	September 30, 2002	December 31, 2001

Computer	$ 127,795	$ 126,303	$ 1,492	$ 2,300
Field	349,631	349,631	-	-
Office	300,678	300,616	62	1,036

	$ 778,104	$ 776,550	$ 1,554	$ 3,336

The total original cost of equipment at December 31, 2001 was $778,104.

4.       Mineral property interests

	September 30, 2002	December 31, 2002

Ivanhoe (note 4(a))
Balance, beginning of the period	$ 5,583,348	$ 5,507,603
Incurred during the period	-	75,745

Balance, end of the period	5,583,348	5,583,348

Casino (note 4(b))	1	1
Kirkland Lake (note 4(c))	1	1
Bissett Creek (note 4(d))	-	-

	$ 5,583,350	$ 5,583,350

Schedule of Mineral Property Exploration Expenses	Ivanhoe	Casino	Other	Total

Cumulative expenditures, December 31, 2000	$ 17,840,579	$ 7,515	$ --	$ 17,848,094

Exploration costs (recoveries)
Assays and analysis	159,672	--	517	160,189
Depreciation	12,504	--	--	12,504
Drilling	1,155,733	--	--	1,155,733
Engineering	121,935	--	--	121,935
Environmental, socio-economic and land fees	357,784	11,389	--	369,173
Equipment rentals and leases	(12,278)	--	--	(12,278)
Geological	775,396	--	--	775,396
Site activities	201,421	--	--	201,421
Transportation	93,001	--	--	93,001

Incurred during the year	2,865,168	11,389	517	2,877,074

Cumulative expenditures, December 31, 2001	$ 20,705,747	$ 18,904	$ 517	$ 20,725,168

Schedule of Mineral Property Exploration Expenses	Ivanhoe	Casino	Other	Total

Exploration costs (recoveries)
Assays and analysis	$ 216	$ --	$ --	$ 216
Depreciation	549	--	--	549
Drilling	4,240	--	--	4,240
Expenses recovery on joint venture	(45,621)	--	--	(45,621)
Engineering	77,016	--	--	77,016
Environmental, socio-economic and land fees	228,840	496	348	229,684
Equipment rentals and leases	5,859	--	--	5,859
Geological	126,115	--	--	126,115
Site activities	73,975	--	--	73,975
Transportation	17,924	--	--	17,924

Incurred during the period	489,113	496	348	489,957

Cumulative expenditures, September 30, 2002	$ 21,194,860	$ 19,400	$ 865	$ 21,215,125

(a)                 Ivanhoe Property

Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

1         US$1 million to Newmont;

2         150% of the amount invested in shares of Cornucopia (being US$1.2 million); and

3         US$2.8 million on exploration and related costs.

The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 6(a)), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next four years:

Year	Total Reclamation Costs	The Company's 25% Share

2002	US$ 189,474	US$ 47,369
2003	25,042	6,260
2004	25,042	6,260
2005	161,042	40,261

	US$ 400,600	US$ 100,150

During 2001, US$19,828 and for the nine months ending September 30, 2002, US$4,259 was paid to Newmont for the Company's 25% share of actual reclamation costs incurred.

On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action resulted from the reclamation obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM had taken over the project and had demanded release of the bond. US Fidelity held approximately US$950,000 in collateral securing the bond and had brought action to recover the unsecured balance of US$793,583. Touchstone was named as a defendant because it is one of the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia acknowledged its obligation to indemnify and save harmless the Company from any such claims.

The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action, because on April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 (C$75,745) and paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla") an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin (2 million share purchase warrants have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla (1 million share purchase warrants have been issued to date).

Hecla has commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of permits, Hecla will complete the Stage 1 program of US$10.3 million in about 12 months. To vest in its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the ensuing 12 months. During Stages 1 and 2 and during commercial production, Hecla will be the operator. A US$50 per gold ounce sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin at a cash operating profit per ounce of gold equivalent production within the range of US$100-200 per ounce. The Royalty will be payable by Hecla commencing at the point it has received a recovery of its pre-production expenditures for the Stage 1 and 2 program costs plus 15%. From the recently completed economic assessments, it is estimated that this recovery could occur within the first year of commercial production.

As of September 2002, the Company had charged Hecla $45,621 for expenditures incurred by Great Basin on the Hollister Development Block.

b) Casino Property

Whitehorse Mining District, Yukon, Canada

The Company owns a group of 735 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, costs associated with the Casino Property were written down to a nominal amount to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the property pending a sustained recovery both of metal prices and the economy.

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"). Under the terms of the agreement, Great Basin has granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, providing that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange"). CRS shares would be valued based on the weighted average trading price for the 20 consecutive trading day period ending four days prior to the delivery of the notice of the exercise of the Option, and also dependent on there having been a minimum average trading volume of 25,000 CRS shares per day for the 20-day period.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange, of 100,000 CRS, shares plus warrants to buy another 100,000 shares for a period of two years at an exercise price, which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange. CRS will issue a further such warrant on each anniversary date thereafter to a maximum of warrants to buy 300,000 CRS shares. If CRS is not listed by December 31, 2002, CRS must pay to Great Basin $50,000 plus applicable taxes in lieu of the 100,000 shares to keep the Option in good standing. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continuous thereafter).

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

The agreement is subject to net profits royalty agreements, and the purchase agreement on a portion of the claims held by Wildrose Resources Ltd.

(c) Kirkland Lake Property

Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the Kirkland Lake property in good standing.

(d) Bissett Creek Property

Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. Under the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the required royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default of the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. In December 2001, the property was returned to the original owner and was written off, because the Company believed that the claim was without merit. This was proved in May 2002, when the claim was settled by an agreement signed between the Company and the Purchaser. Under the agreement the Purchaser has dismissed the action and agreed to return all the documents related to the property.

(c)                 Burnstone Gold Property

Republic of South Africa

Subsequent to the quarter end on November 5, 2002, the Company entered into an Option Agreement ("the Agreement") with a private Republic of South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders. Under the Agreement, the Company can, on a staged basis, purchase up to 100% of Southgold which has the right to acquire an 80% interest in the Burnstone Gold Property covering approximately 400 square kilometres of the Witwatersrand goldfield in South Africa.

Southgold has entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions. Tranter will maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter has the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation in the Burnstone Joint Venture.

The Company can exercise its option and complete its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$3.25 million (of which US$1.25 million was paid on signing), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from the date of grant. The exercise of the share purchase warrants is subject to an acceleration clause.

On exercise of tranche one, the Company will acquire 49% of Southgold, providing it exercises tranche two, for payments made on or before April 30, 2003, of US$2 million cash, 10 million common shares and 5 million share purchase warrants. A finder's fee of approximately 2% is payable in the event tranche one is exercised. The remaining 51% of Southgold can be acquired, at Great Basin's option, by a second tranche of payments, on or before January 31, 2004, of 11 million common shares and 5.5 million share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, Great Basin can make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

Great Basin has also committed to an initial US$1.5 million work program, including in-fill drilling at Burnstone. This initial work program has been agreed upon by a Management Committee consisting of representatives from Great Basin, Southgold and Tranter. Results from this program will be incorporated into the Bankable Feasibility Study. The Agreement is subject to regulatory approvals.

5. Share capital

(a)                 Authorized

The Company's authorized share capital consists of 200,000,000 common shares without par value.

(b) Issued and outstanding common shares
	Number of Shares	Amount

Balance, December 31, 2000	38,182,137	$ 55,984,660
Additional share issue costs	--	(31,245)

Balance, December 31, 2001	38,182,137	55,953,415
Issued during 2002
Share purchase options exercised at
$1.64	1,700	2,788
$0.96	94,500	90,720
$0.90	23,700	21,330
$0.55	29,000	15,950
$0.75	15,000	11,250
$1.00, net of issue costs (note 5(e))	500,000	480,000
Share purchase warrants exercised at
$1.00, net of issue costs (note 5(e))	2,257,000	2,166,720
Private placement at $1.50, net of issue costs (note 5(f))	5,616,612	7,810,850
Private placement at $1.65, net of issue costs (note 5(g))	125,715	190,815

Balance, September 30, 2002	46,845,364	$ 66,743,838

(c)     Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 8,257,500 common shares, of which 5,386,100 uare outstanding at September 30, 2002. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange (formerly Canadian Venture Exchange). Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate on the earlier of the option expiration date and one year from the date of death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is:

	Nine months ended September 30, 2002		Year ended December 31, 2002

	Number of options	Weighted average price	Number of options	Weighted average price

Opening balance	2,711,900	$ 0.95	1,993,100	$ 1.16
Changes during the period
Granted	2,864,800	1.70	2,720,000	0.65
Exercised	(163,900)	0.87	-	-
Expired/cancelled	(26,700)	1.66	(2,001,200)	1.15

Closing balance	5,386,100	$ 1.33	2,711,900	$ 0.95

Contractual weighted average remaining life in years		2.12		3.74
Range of exercise prices		$0.55 to $1.70		$0.55 to $2.17

All options outstanding at September 30, 2002 have vested with optionees.

Summary of the options outstanding at September 30, 2002 is as follows:

Number of Shares	Exercise Price ($)	Expiry date

10,000	0.96	February 12, 2003
35,300	0.90	June 11, 2003
30,000	0.97	June 26, 2003
1,000	0.55	September 11, 2003
100,000	0.63	November 21, 2003
15,000	0.75	December 27, 2003
2,864,800	1.70	December 30, 2003
2,030,000	0.96	January 10, 2006
300,000	0.63	January 10, 2006

(c)     Share purchase warrants

The continuity of share purchase warrants is:

2002				During the period
			Outstanding				Outstanding
Expiry date	Note	Exercise price	December 31, 2001	Issued	Exercised	Expired	September 30, 2002

March 15, 2002	5(e)	$ 1.00	2,500,000	-	2,007,000	493,000	-
June 3, 2003	5(f)	$ 1.65	-	5,616,612	-	-	5,616,612
Dec. 27, 2003	5(g)	$ 1.85	-	125,715	-	-	125,715
August 2, 2004	4(a)	$ 1.55	-	1,000,000	-	-	1,000,000

Total			2,500,000	6,742,327	2,007,000	493,000	6,742,327

2001				During the period
			Outstanding				Outstanding
Expiry date	Note	Exercise price	December 31, 20001	Issued	Exercised	Expired	December 31, 2001

August 31, 2002	5(e)	$ 1.00	2,500,000	-	-	-	2,500,000

(e) Special warrant private placement

On August 9, 2000, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement, which closed on August 16, 2000, consisted of 5,000,000 special warrants at $2.00. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent's share purchase options and 250,000 agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent's options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised. A broker fee of $110,280 was paid to LOM related to the exercise of warrants and options.

(f) Private placement financing

On May 23, 2002, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited to raise up to $7.8 million by way of a private placement. The placement which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If, after the four month hold period which ended on October 3, 2002, the shares have a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants will be subject to a 45 day accelerated expiry period.

(g) Equity financing

On August 27, 2002, the Company received regulatory approval and completed a private placement financing of 125,715 units at a price of $1.65 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive days at or above $2.78.

6. Related party transactions and balances
Reimbursement for third party expenses and services rendered by:	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001

Hunter Dickinson Inc. (a)	$ 169,783	$ 164,577	$ 463,382	$ 952,121
Hunter Dickinson Group Inc. (a)	$ 8,413	$ -	$ 17,735	$ -

Prepaid expenses:	September 30, 2002	December 31, 2001

Hunter Dickinson Inc. (b)	$ 2,584,991	$ 991,301
Other	30,517	4,580

Total prepaid expenses	$ 2,615,508	$ 995,881

(a)                 Hunter Dickinson Inc. and Hunter Dickinson Group Inc are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)                 Related party balances receivable, which are non-interest bearing and are repayable on demand, are included in prepaid expenses on the consolidated balance sheets.

7. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory tax rates relates to the benefit of losses not recognized.

At December 31, 2001, the Company had available losses for income tax purposes in Canada totaling approximately $5.4 million, expiring at various times from 2002 to 2008. The Company also has capital losses available of $1 million, which can be used to offset future capital gains. The Company has available tax pools in Canada of approximately $7.4 At December 31, 2001, the Company also had net operating loss carry forwards for United States income tax purposes of approximately US$13.7 million which, if not utilized to reduce United States taxable income in future periods, expires through the year 2020. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion is limited to approximately 6% per year. In addition, the Company has available tax pools in the United States of approximately US$4.1 million, which are being deducted over a 10 year period starting with the year they were incurred. million, which may be carried forward and utilized to reduce taxes of future years, subject to certain conditions. Included in the $7.4 million of tax pools is $2.9 million that is successored, which can only be utilized from taxable income from specific mineral properties.